UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-42594

IOTHREE LIMITED

(Translation of registrant’s name into English)

140 Paya Lebar Road #07-02
AZ @ Paya Lebar, Singapore 409015

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2025	IOTHREE LIMITED

	By:	/s/ Eng Chye Koh
Eng Chye Koh
Chief Executive Officer and Chairman

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated April 28, 2025.

2